UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 16, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 16, 2007 - AGM Statement




                          BUNZL ANNUAL GENERAL MEETING


In a statement at today's Annual General Meeting, Michael Roney, Chief Executive of Bunzl plc, said that the current level of trading was in line with expectations. Overall revenue growth is good with a lower level of organic growth in North America being offset by a stronger performance in the other geographic business areas. He added that the integration of Bunzl's acquisitions completed in 2006 was continuing to plan. With respect to currency movements, he indicated that the year to date average value of the US dollar is significantly weaker than the comparable period in 2006 which will have a negative translation impact on the 2007 results for the half year. The recently announced share buy back programme is ongoing, consistent with the Board's objective of operating with an appropriate balance sheet structure and its strategic priority of growing both organically and by acquisition.

He also stated that Bunzl's strong market leadership position and growth potential give the Board confidence that the prospects of the Group are good and that the business will continue to develop successfully.

Enquiries:

Bunzl plc                                             Finsbury
Michael Roney, Chief Executive                        Roland Rudd
Brian May, Finance Director                           Mark Harris
Tel: 020 7495 4950                                    Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 16, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer